EXHIBIT NO. 99.03

                                                COMPANY'S FORM 10-K
                                                December 31, 1989


                                                Page 30

   Item 3.  LEGAL PROCEEDINGS

   Shareholder Litigation

        On August 29, 1988, the Company entered into an Agreement and Plan of Merger among the Company, Primerica Holdings and old Primerica, providing for the merger of old Primerica into Primerica Holdings.

        In late 1988, fifteen purported class actions were filed in various jurisdictions, challenging certain aspects of the merger. The plaintiffs in the various cases were purportedly shareholders of old Primerica prior to the merger. They allege that, in connection with the merger, old Primerica and/or its officers or directors and/or former officers or directors committed fraud and breached fiduciary duties. Plaintiffs allege that the proxy statement by which the shareholders' votes on the merger were solicited contained representations which were materially misleading or failed to disclose material facts. Plaintiffs seek to rescind the transaction or in the alternative to recover compensatory damages. A motion brought in one of these cases to enjoin the merger was denied. The litigation is proceeding with the designated lead case in United States District Court, Eastern District of New York, under the caption Wallerstein, et al v.
                                            ---------------------
   Primerica Corporation, et al.
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